EXHIBIT 21.1

SUBSIDIARIES OF THE COMPANY

Bank of Clarke County is a wholly-owned subsidiary of the Company. Bank of Clarke County is a Virginia banking corporation, headquartered in Berryville, Virginia within the County of Clarke.

Eagle Financial Statutory Trust II (the “Trust”) is a wholly-owned subsidiary of the Company. This Trust was formed under the laws of the State of Delaware for the purpose of issuing redeemable capital securities.